================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF  AUGUST,  20 03
                 --------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

================================================================================

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                         PERUSAHAAN PERSEROAN (PERSERO)
                                         PT TELEKOMUNIKASI INDONESIA
                                         --------------------------------------
                                                  (REGISTRANT)



DATE  AUGUST 5TH, 2003                   BY /s/ Rochiman Sukarno
     ------------------                     -----------------------------------
                                                  (SIGNATURE)

                                              ROCHIMAN SUKARNO
                                              HEAD OF INVESTOR RELATION UNIT

--------------------------------------------------------------------------------
[TELKOM LOGO]                INFO MEMO-1ST H/2003

                                                        No.: 338/PR110/UHI/2003
                                                        Date : August 5th, 2003
--------------------------------------------------------------------------------
This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
--------------------------------------------------------------------------------
TICKERS
o    NYSE : TLK
o    LSE  : TKID
o    JSX  : TLKM

DIVISIONS
o    Telkom Regions: I, II, V, VI
o    KSO Regions   : III, IV, VII

SHARES IN ISSUE
10,079,999,639 shares

MAJOR SHAREHOLDERS
o    Govt. of Indonesia 51.19%
o    Public 48.81%

CONVERSION RATES (US$ 1.00)
2003 =Rp.8,500,-(July 25'03)
2002 =Rp.9,085,-(August 5'02)

                        (STOCK PERFORMANCE 1 H/03 GRAPH)


Investor Relation Dept.
PT. TELKOM
Grha Citra Caraka
Jl. Gatot Subroto Kav 52
Jakarta 12710
Phone   : 62 21 5215109
Fax     : 62 21 5220500
Email   : investor@telkom.co.id
Website : http//www.telkom.co.id


FINANCIAL HIGHLIGHTS (CONSOLIDATED)

                                                         In billions Rp.
------------------------------------------------------------------------
          KEY                         1-H*)        1-H**)       Growth
       INDICATORS                     2002         2003          (%)
------------------------------------------------------------------------
Operating Revenues                  9,426.17     12,488.66      32.49
------------------------------------------------------------------------
Operating Expenses                  4,457.84      6,070.14      36.17
------------------------------------------------------------------------
Operating Income                    4,968.33      6,418.52      29.19
------------------------------------------------------------------------
Net Income                          3,359.22      3,784.26      12.65
------------------------------------------------------------------------
EBITDA                              6,541.44      8,492.34      29.82
------------------------------------------------------------------------
Net Income per share (EPS)            333.26        375.42      12.65
------------------------------------------------------------------------
Net Income per ADS                  6,665.12      7,508.47      12.65
------------------------------------------------------------------------

*) The consolidated subsidiaries 1H/2002: Telkomsel (77.72%), Infomedia (51%), Indonusa (57.50%), Graha Sarana Duta (99.99%), Dayamitra (90.32%)
**) For 1H/2003, nine subsidiaries were consolidated within the Company's Consolidated Financial Statements namely: Telkomsel (65%), Infomedia (51%), Indonusa (57.50%), Graha Sarana Duta (99.99%), Dayamitra (90.32%) Pramindo Ikat Nusantara ("Pramindo") (30%), NAPSINDO (60%), Metra (100%), Pro Infokom (51%).

--------------------------------------------------------------------------------
o    INCREASE OF OPERATING REVENUES
     Total consolidated Operating Revenues grew by 32.49% to Rp.12,488.6 billion (US$ 1.4 million). The main contributors to the growth of Operating Revenues were generated by the growth of Interconnection Revenues (110.85%), Data and Internet (102.77%), Cellular (34.91%).

o    INCREASE OF OPERATING EXPENSES
     Total consolidated Operating Expenses grew by 36.17% to Rp.6,070.1 billion (US$ 714.1 billion). The main contributors to the growth of Operating Expenses were generated by the growth of Personnel (65.87%), Marketing (44.44%), and Operation & Maintenance Expenses (38.93%).

o    INCREASE OF OPERATING INCOME
     Total Operating Income grew by 29.19% to Rp.6,418.5 billion (US$ 715.1 billion).

o    INCREASE OF NET INCOME
     For the first half year 2003 the Company reported Net Income of Rp.3,784.3 billion (US$ 445.2 billion), representing an increase of 12.65% compared to same figure of the comparable period of 2002.

o    STEADY GROWTH OF LINE IN SERVICE
     TELKOM recorded 8.05 million fixed lines in service, which grew by 7.56% consisted of 5.9 million lines in TELKOM Regions and 2.1 million lines in KSO Regions. The main contributors of the line in service growth were from TELKOM Regions-VI (18.55%), Regions-I (9.18%) Regions-V (8.51%).

o    STRONG GROWTH IN CELLULAR SUBSCRIBERS
     As of June 30, 2003 Telkomsel recorded 7,713,590 subscribers which grew by 83.6% compared to period of 2002. The total additional subscribers were 1,702,818 which was 79.5% higher compared to subscribers added during the first half year 2002.

                       PT. TELEKOMUNIKASI INDONESIA, TBK.
                  ANNOUNCEMENT FOR THE FIRST HALF 2003 RESULTS
                 CONSOLIDATED NET INCOME FOR THE FIRST HALF 2003
                     WAS RP3.78 TRILLION (OR 12.65% GROWTH)
--------------------------------------------------------------------------------

JAKARTA, AUGUST 5TH, 2003 - PT Telekomunikasi Indonesia, Tbk. ("TELKOM"/"the Company"), today announced its unaudited consolidated financial statements and operational results for the first half 2003. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

BUSINESS HIGHLIGHT

OPERATING REVENUES
The 32.49% growth of Operating Revenues was mainly contributed by:

a. FIXED PHONE revenues amounted to Rp.4.1 trillion or grew by 19.44%, which was reflected by the 7.56% of subscriber growth and impact of consolidation of KSO-I since August 2002.
b. CELLULAR revenues amounted to Rp.3.8 trillion or grew by 34.9%, as a result of the significant growth rate in the number of prepaid subscribers (grew by 105.9%).
c. INTERCONNECTION revenues amounted to Rp.2.0 trillion or grew by 110.8%, mainly driven by cellular interconnection amounted to Rp.1.6 trillion (grew by 112.82%) and other interconnection (grew by 189.61%) such as revenue from infrastructure lease to others operators.
d. DATA AND INTERNET revenues amounted to Rp.1.3 trillion or grew by 102.8%, which was mainly contributed by SMS revenues amounted to Rp.912.7 billion (grew by 139.3%). While the other contributors were VoIP and Telkomnet Instan revenue which amounted to Rp.140.7 billion (grew by 243.1%), Rp.156.4 billion (grew by 43.4%), respectively.

OPERATING EXPENSES
The 36.17% growth in Operating Expenses were mainly contributed by:

a. PERSONNEL expenses grew by 65.87%, which was mainly caused by (i) the impact of consolidation of KSO-I, Pramindo, Napsindo, PII and Metra; (ii) personal tax effect of the payments for benefit allowance and the 2002 Early Retirement Program.
b. OPERATION, MAINTENANCE & TELECOMMUNICATIONS SERVICES ("OM & TS") expenses increase to Rp.1.5 trillion or grew by 38.9%, which was mainly driven by the consolidation of new subsidiaries, which is due to the increase of new BTS being installed. The increase of OM & TS was also caused by the increase of Others operation and maintenance expenses which amounted to Rp 746.4 billion (grew by 69.8%).
c. MARKETING expenses grew by 44.44% to Rp.217.9 billion, which was caused by the increase of Advertising and Promotion expenses for new products of TELKOM and Telkomsel Marketing.

NET INCOME
For the first half 2003, the Company recorded 12.65% increase of consolidated Net Income which amounted to Rp.3.78 trillion.

FIXED-LINES IN SERVICE (INCLUDING FIXED WIRELESS)
As of June 30, 2003, TELKOM and all KSO Units recorded 8,054,144 fixed lines in service, consisting of 5,965,593 lines in service in TELKOM Regions, while 2,088,551 lines in service were in KSO Regions.

Net additional lines in service during the first half year 2003 were 304,109 lines, which was 12.99% higher to the figure of the comparable period of 2002. Of the net additional lines in service, 255,166 lines were in TELKOM Regions and 48,943 lines were in KSO Regions.

As of June 30, 2003, the subscriber-mix consists of 19.15% business, 80.63% residential and 0.23% social subscribers.

For the Operational Performance of the first half year 2003, please refer to Table 4.

FIXED-WIRELESS CDMA SERVICES
During the first half 2003, the number of TELKOMFlexi subscribers in Jakarta, Surabaya, Malang, Batam, Denpasar, Makasar, Banjarmasin, Palangkaraya and Balikpapan areas were 40,908 subscribers.

CELLULAR SERVICES
As of June 30, 2003, the number of active cellular subscribers of TELKOM's associated companies were 7,788,809. The breakdown for each operator is as follows:

------------------------------------------------------------------
    OPERATOR,
  AND TELKOM'S %               JUNE 30        JUNE 30     GROWTH
   OF OWNERSHIP                 2002            2003        (%)
------------------------------------------------------------------
TELKOMSEL (65.00) *)          4,200,427      7,713,590    83.64
------------------------------------------------------------------
KOMSELINDO (14.20)               44,899         14,829   (66.97)
------------------------------------------------------------------
METROSEL (20.17)                 62,576         46,831   (25.16)
------------------------------------------------------------------
MOBISEL (25.00)                   8,168          5,747   (29.64)
------------------------------------------------------------------
TELESERA (100.00)                 9,637          7,812   (18.94)
------------------------------------------------------------------
TOTAL                         4,325,707      7,788,809    80.06
------------------------------------------------------------------

*) Telkomsel's prepaid subscribers: 87,4%
ARPU: Postpaid: Rp 308,000; total subs.:   973,363
      Prepaid:  Rp  93,000; total subs.: 6,740,227
      Blended:  Rp 123,000; total subs.: 7,713,590

As of June 30, 2003, among the eight cellular companies, Telkomsel held 53.93% market share of cellular market in Indonesia.

DATA AND INTERNET SERVICES
By the end of June 2003, total usage access TELKOMNet Instan was 896.8 million minutes or grew 9.65% compared to the figure of the comparable period of last year. Meanwhile TELKOMSave and TELKOMGlobal usage access was 29.47 million minutes or grew 195.56% compared to the last year figure.


CAPITAL EXPENDITURE

TELKOM (AS SINGLE ENTITY)
By June 30, 2003, CAPEX spent was Rp.859.9 billion. Out of this amount, the Company spent approximately: (i) Rp.519.8 billion for infrastructure development (transmission, data backbone and PSTN backbone); (ii) Rp.240.7 billion for Phone-net (access, switching), View-net (Hybrid Fiber Coaxial), Internet (B2B, VoIP, Multimedia), and Services (Billing, TelkomSMS, etc); (iii) Rp.19.1 billion for CDMA project; (iv) Rp.51.4 billion for long term investment in subsidiaries company; and (v) Rp.28.8 billion for supporting facilities (building and power plant).
As of June 30, 2003, the Company recorded Rp.1.7 trillion for those infrastructures that has already physically commissioned.

TELKOMSEL
During the first half year 2003, Telkomsel invested Rp.2,603 billion (US$ 301 million) for network infrastructures and other investments. A number of 859 new Base Transceiver Stations (BTS) and 7,353 Transmitting & Receiving Exchanges
(TRXs) were installed and 3,740,000 subscribers capacity were added during the period.

CONSOLIDATED DEBT*)
The breakdown of debt portfolio (short-term and long-term) as of June 30, 2003 in original currencies and Rupiah equivalents was as follows:

----------------------------------------------------------------
                              ORIGINAL       RUPIAH
   Currencies     Year       Currencies    Equivalent       %
                             (millions)    (billions)
----------------------------------------------------------------
IDR/Rupiah        2002         4,147.43     4,147.43      33.20
                  2003         4,561.69     4,561.69      40.83
----------------------------------------------------------------
US Dollar         2002           777.49     6,783.62      54.31
                  2003           581.68     4,816.31      43.11
----------------------------------------------------------------
Japanese Yen      2002        18,638.85     1,366.23      10.94
                  2003        17,648.72     1,218.47      10.91
----------------------------------------------------------------
Euro *)           2002            25.13       193.63       1.55
                  2003            60.81       575.78       5.15
----------------------------------------------------------------
Total             2002                     12,490.91     100.00
                  2003                     11,172.25     100.00
----------------------------------------------------------------

*) FRF and NLG have been converted to EUR
As of June 30, 2003, 40.83% of the total consolidated debt portfolio was denominated in Rupiah and 59.17% was denominated in foreign currencies, whereas in the same period of 2002, 33.20% of TELKOM's debt portfolio was denominated in Rupiah and 66.80% was in foreign currencies.


TELKOM'S DEBTS (AS SINGLE ENTITY)
The breakdown of TELKOM portfolio (unconsolidated short-term and long-term) as of June 30, 2003 was as follows:

-------------------------------------------------------
                      ORIGINAL      RUPIAH
CURRENCIES    YEAR   CURRENCIES   EQUIVALENT       %
                     (MILLIONS)   (BILLIONS)
-------------------------------------------------------
IDR/Rupiah    2002    4,224.62     4,224.62     38.46
              2003    4,530.52     4,530.52     49.82
-------------------------------------------------------
US Dollar     2002      533.94     5,227.26     47.58
              2003      379.92     3,145.73     34.59
-------------------------------------------------------
Japanese Yen  2002   18,638.85     1,340.36     12.20
              2003   17,648.72     1,218.47     13.40
-------------------------------------------------------
Euro          2002       25.13       193.63      1.76
              2003       20.98       198.65      2.18
-------------------------------------------------------
Total         2002                10,985.87    100.00
              2003                 9,093.37    100.00
-------------------------------------------------------

As of June 30, 2003, 49.82% of loan portfolio was denominated in Rupiah and 50.18% was denominated in foreign currencies, whereas in the same period of 2002, 38.46% was denominated in Rupiah and 61.54% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of June 30, 2003, the Company's deposit was US$ 131.9 million, covering approximately 23.12% of all obligations in foreign currencies from July 1, 2003 to June, 2004.

HUMAN RESOURCES
As of June 30, 2003 TELKOM (as single entity), total employees were 32,426 persons consisting of 22,876 persons in TELKOM Regions and 9,550 persons in the KSO Regions.
Productivity per employee as measured by the number of fixed lines in service per employee as of June 30, 2003 was 248 while as of June 30, 2002 was 215.


RECENT DEVELOPMENT

INCREASE ITS OWNERSHIP IN METRA
As of May 9, 2003, TELKOM increased its ownership in PT Multimedia Nusantara ("Metra") from 31% to 100% through the purchase of all 69% shares in Metra owned by PT Indocitra Grahabawana ("Indocitra"), while TELKOM sold all of its 21.34% shares in PT Menara Jakarta to Indocitra. For this transaction, TELKOM believes that it will become more flexible in developing its multimedia business.

CASH PAYMENT FOR TELKOM OWNERSHIP IN PII
As of May 13, 2003, TELKOM made cash payment to PT Pro Infokom Indonesia ("PII") amounted to Rp.4.59 billion which represent 51% of the total outstanding and fully paid capital of Rp.9 billion. The other shareholders of PII are PT Icon+ (25%) and PT Prima Infokom (24%).

APPOINTS PWC AS THE AUDITOR FOR THE 20-F FILING FOR 2002
As of June 26, 2003, TELKOM in its continuing commitment to bring its Annual Report on Form 20-F into full compliance with US-SEC requirements, KAP Drs. Hadi Sutanto & Rekan, PriceWaterhouseCoopers (PwC) has accepted appointment as TELKOM's auditor for the audit of its 2002 consolidated financial statements for the purposes of TELKOM's Annual Report on Form 20-F to be filed with the US-SEC. PwC will replace KAP Eddy Pianto - Grant Thornton as TELKOM's auditor for the purposes of its US SEC filings. As noted in TELKOM's press release of June 11, 2003, KAP Eddy Pianto failed to meet the US.SEC qualification standards for audit firms.

PwC now is making good progress to finalized TELKOM's Annual Report Form 20-F for US.SEC filling.

BOND RATING
As of July 2, 2003 - TELKOM has received triple A ("AAA") corporate rating for IDR 1.0 trillion Bonds/2002 from PEFINDO as a Credit Rating Indonesia company. The rating is valid for period June 30, 2003 to June 1, 2004.

ACQUIRES AWI AND SETTLES ICC ARBITRATION
As of July 31, 2003 - TELKOM has acquired all the shares of AriaWest from PT Aria Infotek, MediaOne International I BV, a subsidiary of AT&T Wireless, and The Asian Infrastructure Fund, and has settled its ICC arbitration with AriaWest, for US$58.67 million in cash (US$20 million of which was paid when the CSPA was signed on May 8, 2002) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 equal semi-annual installments.

At the same time, AriaWest's debt has been restructured to the satisfaction of TELKOM, as required in the CSPA. Debt of US$99.07 million (including accrued interest) has been repaid on the closing date, and TELKOM has assumed from AriaWest debt of US$196.97 million under a new four-year TELKOM loan facility.

The final AriaWest purchase price was reduced from the purchase price contained in the original CSPA. Such reduction, combined with the reduction of debt in the AriaWest debt restructuring, was of a value equal to the US$25.26 million. This amount represents the accrued and unpaid interest on the AriaWest debt through August 30, 2002. In addition, since the original date of the CSPA, all revenues generated in KSO III were retained in the KSO Unit and were available to TELKOM to finance the AriaWest acquisition and the related debt restructuring.

Prior to the closing date until December 31, 2005, the revenue share (DTR) between AriaWest and TELKOM shall be 95% and 5%, respectively, and 70% and 30% thereafter. While the growth of MTR for 2004 and 2005 are nil.

MGTI (KSO IV PARTNER) PROGRESS
TELKOM and Shareholders of MGTI are currently undergoing negotiation to finalize a buy out transaction of MGTI shares.

ESTABLISHMENT OF INDONESIAN TELECOMMUNICATION REGULATORY BODY (ITRB)
Prior to the enactment of the Minister of Communication Decree dated July 11, 2003, the Government has established the Indonesian Telecommunication Regulatory Body (ITRB) which its membership consist of the Directorate General Post and Telecommunication (DGPT) and the Telecommunication Regulatory Committee (TRC). ITRB was established to guarantee transparency, independency and fair principles in doing telecommunication network and service provider operation in term of regulatory and supervising aspects. The membership of the ITRB will be selected by the Minister of Communication within 3 months period.

The establishment of the ITRB is part of the Parliaments requirement for the 2003 increase in telephone tariff.

TELKOM IDD 007
TELKOM is still expecting the license from the government. The product has been tested and is ready to be launched as soon as the license has been issued by the government.

/s/ Woeryanto Soeradji
WOERYANTO SOERADJI
CORPORATE SECRETARY

                                   TABLE 1-a
        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
                                  BALANCE SHEET
                             JUNE 30, 2002 AND 2003
              (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR)

----------------------------------------------------------------------------------------------------------------------------
                                                                                 CONSOLIDATED                     UNCONSOL.
----------------------------------------------------------------------------------------------------------------------------
                                                                      2002                    2003                  2003
                                                                  ----------------------------------------------------------
                                                                       RP              RP             US$            RP
----------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                         4,526,668      3,955,169        465,314       2,185,592
  Short-term investments - net                                        612,347         26,540          3,122          16,540
    SUB TOTAL                                                       5,139,015      3,981,709        468,436       2,202,132
  Trade accounts receivables
    Related parties - net of allowance for doubtful
     accounts of Rp 414,546 million 2002 and
     Rp 630,748 million in 2003                                     1,905,159      1,643,628        193,368       2,250,763
    Third parties - net of allowance for doubtful
     accounts of Rp 315,016 million in 2002 and
     Rp 331,832 million in 2003                                     1,379,131      2,100,640        247,134       1,220,087
    SUB TOTAL                                                       3,284,290      3,744,268        440,502       3,470,850
  Other account receivables - net of allowance
   for doubtful accounts Rp 29,968 million in 2002
   and Rp 29,167 million in 2003                                      183,024        299,828         35,274         947,030
  Inventories - net of allowance for obsolescence
   of Rp 51,184 million in 2002 and Rp 49,270
   million in 2003                                                    168,257        156,198         18,376          80,098
  Prepaid expenses                                                    526,218        692,899         81,518         365,961
  Other current Assets                                                 71,320        119,415         14,049          38,101
TOTAL CURRENT ASSETS                                                9,372,124      8,994,317      1,058,155       7,104,172

NON CURRENT ASSETS
  Long-term investments - net                                          94,207        172,777         20,327       6,183,209
  Property, plant and equipment - net of accumulated
   depreciation of Rp 17,387,423 million in 2002 and
   Rp 21,736,140 million in 2003                                   23,176,607     29,021,791      3,414,328      15,619,555
  Property, plant and equipment under revenue sharing
   arrangements - net of accumulated depreciation
   of Rp 883,529 million in 2002 and Rp 856,081
   million in 2003                                                    410,122        338,109         39,778         338,109
  Advances and other non current assets                               674,005        604,508         71,119         530,430
  Intangible assets                                                 1,273,979      1,935,445        227,699       1,928,374
  Advances payment for investment in share of stock                   280,675        279,083         32,833         279,083
  Escrow accounts                                                     138,876        286,155         33,665         285,473
  Property not used in operations                                       6,210         12,507          1,471           6,066

TOTAL NON CURRENT ASSETS                                           26,054,681     32,650,375      3,841,220      25,170,300

TOTAL ASSETS                                                       35,426,805     41,644,692      4,899,375      32,274,472

        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK
                                  BALANCE SHEET
                             JUNE 30, 2002 AND 2003
              (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                    CONSOLIDATED                      UNCONSOL.
--------------------------------------------------------------------------------------------------------------------------------
                                                                       2002                    2003                     2003
                                                                   -------------------------------------------------------------
                                                                        RP               RP              US$             RP
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY

CURRENT LIABILITIES
  Trade accounts payable
    Related parties                                                   909,662           457,243         53,793          625,809
    Third parties                                                     885,619         1,731,333        203,686          761,150
  Other accounts payable                                               27,294            45,951          5,406           31,108
  Taxes payable                                                     1,432,626         1,281,853        150,806          885,221
  Dividend payable                                                  2,435,355         1,295,264        152,384          904,301
  Accrued expenses                                                  1,492,933         2,016,597        237,247        1,651,253
  Unearned income                                                     424,514           650,803         76,565           57,946
  Advances from customers and suppliers                               605,709         1,041,418        122,520          942,823
  Short term bank loan                                                500,000           170,627         20,074           40,125
  Current maturities of long-term debts                             2,122,358         1,255,528        147,709          954,459
  Liabilities for cross-ownership transaction                         952,571                 -              -                -
TOTAL CURRENT LIABILITIES                                          11,788,641         9,946,617      1,170,190        6,854,195

NON CURRENT LIABILITIES
  Deferred tax liabilities - net                                    1,776,126         1,551,547        182,535          749,960
  Unearned income under revenue sharing arrangements                  194,602           136,968         16,114          136,968
  Unearned initial investor payment under joint operation
   scheme                                                             114,108            63,446          7,464          115,120
  Long-term debts - net of current maturities
    Two-step loans - related parties                                7,770,200         6,950,208        817,672        6,950,208
    Suppliers' credit loans                                           274,845           140,323         16,509           70,293
    Bridging loan                                                      79,052            23,684          2,786                -
    Project cost payable                                              340,248                 -              -                -
    Bond payable and guaranteed notes                               1,309,500         2,242,750        263,853        1,000,000
    Bank loan                                                               -           379,989         44,705           78,287
    Other long-term debts                                               9,749             9,150          1,076                -
    Liability for acquisition of a subsidiaries                             -                 -              -
  SUB TOTAL LONG-TERM DEBTS                                         9,783,594         9,746,104      1,146,600        8,098,788
TOTAL NON CURRENT LIABILITIES                                      11,868,430        11,498,065      1,352,714        9,100,836

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY                       1,330,263         3,880,569        456,538                -

EQUITY
  Capital stock - Rp 500 par value per series - A Dwiwarna
   share and series-B shares. Authorized - 1 A Dwiwarna
   share and 39.999.999.999 B shares
   Issued and fully paid - 1 A Dwiwarna share and
   10.079.999.639 B shares                                          5,040,000         5,040,000        592,941        5,040,000
  Additional paid-in capital                                        1,073,333         1,073,333        126,274        1,073,333
  Difference in value of restructuring transactions between
   entities under common control                                   (7,402,343)       (7,032,455)      (827,348)      (7,032,455)
  Difference due to change of equity in associated companies          258,115           342,425         40,285          342,425
  Transaction adjustment                                              174,494           159,931         18,815          159,931
  Unrealized loss on decline in value of securities                         -                 -              -                -
  Retained earning:
    Appropriated                                                      745,404         1,559,068        183,420        1,559,068
    Un-appropriated                                                10,550,468        15,177,139      1,785,546       15,177,139

TOTAL EQUITY                                                       10,439,471        16,319,441      1,919,933       16,319,441

TOTAL LIABILITIES AND EQUITY                                       35,426,805        41,644,692      4,899,375       32,274,472

                                    TABLE-2
        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk
                               STATEMENT OF INCOME
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share and ADS Data)

---------------------------------------------------------------------------------------------------------------------------
                                                                                  CONSOLIDATED                   UNCONSOL.
---------------------------------------------------------------------------------------------------------------------------
                                                                      2002                   2003                  2003
                                                                   --------------------------------------------------------
                                                                       RP              RP            US$            RP
---------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE
  Fixed Phone
    Wireline                                                        3,446,766      4,105,353       482,983       2,869,111
    Wireless (incl. recognition of 95% revenues in KSO)                     0         11,578         1,362          10,813
  Cellular                                                          2,834,703      3,824,432       449,933               -
  Interconnection revenues                                            963,521      2,031,623       239,014       1,427,797
  Revenue under joint operation scheme                              1,227,409        859,871       101,161       1,427,062
  Data and internet                                                   646,227      1,310,369       154,161         329,112
  Network                                                             170,308        216,004        25,412         411,152
  Revenues under revenue sharing arrangement                          135,507        124,043        14,593         123,873
  Other telecommunications services                                     1,730          5,385           634           1,008

  TOTAL OPERATING REVENUE                                           9,426,171     12,488,658     1,469,253       6,599,929

OPERATING EXPENSES
  Personnel                                                         1,043,835      1,731,377       203,691       1,174,986
  Depreciation                                                      1,573,103      2,073,825       243,979       1,180,744
  Operation, maintenance and telecommunications services            1,093,411      1,519,085       178,716         523,965
  General and administrative                                          596,621        527,939        62,110         310,880
  Marketing                                                           150,869        217,913        25,637          87,567

  TOTAL OPERATING EXPENSES                                          4,457,839      6,070,139       714,133       3,278,142

OPERATING INCOME                                                    4,968,332      6,418,519       755,120       3,321,787

OTHER INCOME (CHARGES)
  Interest income                                                     231,734        190,219        22,379         146,807
  Interest expense                                                   (807,243)      (620,581)      (73,010)       (532,057)
  Gain (loss) on foreign exchange - net                               770,540        380,464        44,760         311,168
  Equity in net income (loss) of associated companies                  (5,459)         4,360           513       1,403,901
  Others - net                                                         42,528         19,103         2,247         (70,577)

  TOTAL OTHER INCOME (CHARGES)                                        232,100        (26,435)       (3,111)      1,259,242

INCOME BEFORE TAX                                                   5,200,432      6,392,084       752,009       4,581,029

TAX EXPENSE                                                        (1,544,068)    (1,781,278)     (209,563)       (796,762)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF                    3,656,364      4,610,806       542,446       3,784,267
 SUBSIDIARIES

PRE ACQUISITION (INCOME) LOSS OF SUBSIDIARIES                               -          1,136           134               -

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                      (297,146)      (825,403)      (97,106)              -

NET INCOME                                                          3,359,218      3,784,267       445,206       3,784,267

NET INCOME PER SHARE                                                   333.26         375.42          0.04          375.42

NET INCOME PER ADS (20 SERIES-B SHARES PER ADS)                      6,665.12       7,508.47          0.88        7,508.47
---------------------------------------------------------------------------------------------------------------------------

          TABLE-3.a : BREAKDOWN OF THE STATEMENT OF INCOME (UNAUDITED)
                 FOR THE SIX MONTH ENDED JUNE 30, 2002 AND 2003

                                                                                  2002               2003          GROWTH
----------------------------------------------------------------------------------------------------------------------------
                                                                             (RP. MILLION)      (RP. MILLION)        (%)
----------------------------------------------------------------------------------------------------------------------------
                                     1                                             2                  3          4 = (3-2)/2
----------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE
FIXED PHONE
  Local                                                                          956,832          1,093,908           14.33
  Long distance                                                                1,615,813          1,933,640           19.67
  Monthly subscription charges                                                   756,572            888,352           17.42
  Installation charges                                                            62,445             97,745           56.53
  Phone card - net                                                                11,030             15,138           37.24
  Others                                                                          44,074             88,148          100.00
  TOTAL FIXED PHONE REVENUES                                                   3,446,766          4,116,931           19.44

CELLULAR                                                                       2,834,703          3,824,432           34.91
INTERCONNECTION
  International calls                                                            114,220            172,553           51.07
  Cellular                                                                       782,085          1,664,407          112.82
  Others                                                                          67,216            194,663          189.61
  TOTAL INTERCONNECTION REVENUES                                                 963,521          2,031,624          110.85
REVENUE UNDER JOINT OPERATION SCHEME (JOS)
  Minimum TELKOM Revenue (MTR)                                                   772,876            536,493          (30.58)
  Distributable TELKOM Revenue (DTR)                                             446,858            318,041          (28.83)
  Amortization of Initial Investor Payments                                        7,675              5,337          (30.46)
  TOTAL REVENUE UNDER JOS                                                      1,227,409            859,871          (29.94)
DATA AND INTERNET
  SMS                                                                            381,363            912,727          139.33
  VoIP                                                                            41,031            140,760          243.06
  Multimedia
    - Telkomnet Instan                                                           109,120            156,438           43.36
    - Other Multimedia (ISDN, etc)                                               114,713            100,444          (12.44)
  TOTAL DATA AND INTERNET REVENUES                                               646,227          1,310,369          102.77
NETWORK
  Leased lines                                                                    46,011             80,604           75.18
  Satellite transponder                                                          124,297            135,400            8.93
  TOTAL NETWORK REVENUES                                                         170,308            216,004           26.83

REVENUES UNDER REVENUE SHARING ARRANGEMENT                                       135,507            124,043           (8.46)
OTHER TELECOMMUNICATION SERVICES (OTS)
  Telex and telegram                                                               1,730              1,349          (22.02)
  Others                                                                               -              4,036               -
  TOTAL OTS REVENUES                                                               1,730              5,385          211.27

TOTAL OPERATING REVENUES                                                       9,426,171         12,488,658           32.49
OPERATING EXPENSES
PERSONNEL                                                                      1,043,835          1,731,377           65.87

DEPRECIATION                                                                   1,573,103          2,073,825           31.83
OPERATION, MAINTENANCE AND TELECOMMUNICATIONS SERVICES
  Operation and maintenance                                                      524,477            693,333           32.20
  Cost of phone cards                                                            129,320             79,302          (38.68)
  Licence                                                                         38,930            122,501          214.67
  Others                                                                         400,684            623,949           55.72
  TOTAL O & M                                                                  1,093,411          1,519,085           38.93

GENERAL AND ADMINISTRATIVE
  Provision for DOUBTFUL account and inventory obsolescence                      157,348            127,845          (18.75)
  Training, education and recruitment                                             53,053             51,961           (2.06)
  Research, development and professional fees                                    133,868             36,435          (72.78)
  Others                                                                         252,352            311,698           23.52
  TOTAL G & A                                                                    596,621            527,939          (11.51)

MARKETING                                                                        150,869            217,913           44.44
TOTAL OPERATING EXPENSES                                                       4,457,839          6,070,139           36.17

OPERATING INCOME                                                               4,968,332          6,418,519           29.19

                 For the Six Months Ended June 30, 2002 and 2003

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2002            2003             GROWTH
                                                                                (RP. MILLION)    (RP. MILLION)          (%)
-------------------------------------------------------------------------------------------------------------------------------
                                           1                                           2              3             4 = (3-2)/2
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                                  4,968,332        6,418,519           29.19

OTHER INCOME (CHARGE)
  Interest income                                                                   231,734          190,219          (17.91)
  Interest expense                                                                 (807,243)        (620,581)         (23.12)
  Gain (loss) on foreign exchange - net                                             770,540          380,464          (50.62)
  Equity in net income (loss) of associated companies                                (5,459)           4,360          179.87
  Others                                                                             42,528           19,103          (55.08)
  TOTAL OTHER INCOME (CHARGE)                                                       232,100          (26,435)        (111.39)

INCOME BEFORE TAX                                                                 5,200,432        6,392,084           22.91

TAX EXPENSE                                                                      (1,544,068)      (1,781,278)          15.36

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                     3,656,364        4,610,806           26.10
PRE ACQUISITION (INCOME) LOSS                                                             -            1,136
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES                                    (297,146)        (825,403)         177.78

NET INCOME                                                                        3,359,218        3,784,267           12.65

NET INCOME PER SHARE                                                                 333.26           375.42           12.65

NET INCOME PER ADS (20 B SHARE PER ADS)                                            6,665.12         7,508.47           12.65
-------------------------------------------------------------------------------------------------------------------------------

           TABLE-3.b: FINANCIAL RATIOS FOR THE HALF YEAR, 2002 & 2003

-------------------------------------------------------------------------------------------------------------------
                                                                         2002              2003           GROWTH(%)
-------------------------------------------------------------------------------------------------------------------
                             1                                             2                 3              4=3-2
-------------------------------------------------------------------------------------------------------------------
Contribution of pulses to total fixed-phone revenue:
  Local Calls (%)                                                         27.76             26.57            (1.19)
  Domestic Long Distance Calls (%)                                        46.88             46.97             0.09
  Monthly subscription charges (%)                                        21.95             21.58            (0.37)
  Installation charges (%)                                                 1.81              2.37             0.56
  Phone-card                                                               0.32              0.37             0.05
  Others (%)                                                               1.28              2.14             0.86
Contribution to total operating revenues:
  Cellular (%)                                                            30.07             30.62             0.55
  Fixed-phone (%)                                                         36.57             32.97            (3.60)
  Revenue under JOS (%)                                                   13.02              6.89            (6.13)
  Interconnection (%)                                                     10.22             16.27             6.05
  Network (%)                                                              1.81              1.73            (0.08)
  Data dan internet (%)                                                    6.86             10.49             3.63
  Revenue under RSA (%)                                                    1.44              0.99            (0.45)
  Other telecommunications services (%)                                    0.02              0.04             0.02
Fixed-phone revenue per average fixed-LIS/month *)                      173,772           179,073             3.05
Fixed-phone revenue per average fixed-LIS/month **)                     136,937           121,074           (11.58)
Fixed-Wireless revenue per average fixed-LIS/month                            -            85,737                -
EBITDA, consolidated (Rp million)                                     6,541,435         8,492,344            29.82
EBITDA margin, consolidated (%)                                           69.40             68.00            (1.40)
Operating margin (%)                                                      52.71             51.39            (1.32)
Profit Margin (%)                                                         35.64             30.30            (5.34)
Current ratio (%)                                                         79.50             90.43            10.93
Return on Assets (%)                                                       9.48              9.09            (0.40)
Return on Equity (%)                                                      32.18             23.19            (8.99)
Average collection period (days)                                          54.78             50.04            (4.74)
Average on Allowance for Bad Debt  (%)                                    25.43             27.73             2.30
Weighted Average Cost of Capital (%)                                      15.39             15.44             0.05
Gearing (Net Debt to Equity) (%)                                          78.73             44.06           (34.67)
-------------------------------------------------------------------------------------------------------------------

*) Fixed Tlp Rev + PBH + Interkoneksi
**) Fixed Tlp Rev + PBH

        TABLE 4.A: FIXED WIRELINE / WIRELESS AS OF JUNE 30, 2002 & 2003

------------------------------------------------------------------------------------------------------------
                                                    UNIT            2002 *             2003      GROWTH (%)
------------------------------------------------------------------------------------------------------------
                              1                      2         3a          3b            4       5=(4-3b)/3b
------------------------------------------------------------------------------------------------------------
EXCHANGE CAPACITY
  TELKOM Division *                                Lines   5,165,896    6,395,022    6,837,320      6.92
  KSO Division *                                   Lines   3,680,141    2,451,015    2,467,746      0.68
  TOTAL EXCHANGE CAP (KSO & TELKOM DIVISION)       LINES   8,846,037    8,846,037    9,305,066      5.19
INSTALLED LINES
  TELKOM Division                                  Lines   4,817,084    5,977,610    6,415,698      7.33
  KSO Division                                     Lines   3,364,707    2,204,181    2,281,879      3.53
  TOTAL INSTALLED LINES (KSO & TELKOM DIVISIONS)   LINES   8,181,791    8,181,791    8,697,577      6.30
SUBSCRIBERS - TELKOM DIVISION:
  Non PBH Subscribers:                             Lines   3,753,749    4,785,819    5,218,745      9.05
  PBH Subscribers                                  Lines     423,519      424,808      427,270      0.58
  TOTAL SUBSCRIBERS (TELKOM DIVISIONS)             LINES   4,177,268    5,210,627    5,646,015      8.36
SUBSCRIBERS - KSO DIVISION:
  Non PBH Subscribers:                             Lines   2,911,424    1,879,354    1,990,019      5.89
  PBH Subscribers                                  Lines      16,355       15,066       14,315     (4.98)
  TOTAL SUBSCRIBERS (KSO DIVISION)                 LINES   2,927,779    1,894,420    2,004,334      5.80
SUBSCRIBERS - TELKOM & KSO DIVISION
  Non PBH Subscribers:                             Lines   6,665,173    6,665,173    7,208,764      8.16
  PBH Subscribers                                  Lines     439,874      439,874      441,585      0.39
  TOTAL SUBSCRIBERS (TELKOM & KSO DIVISION)        LINES   7,105,047    7,105,047    7,650,349      7.67
PUBLIC PHONE - TELKOM DIVISION:
  Coin-phone                                       Lines      51,803       59,117       51,241    (13.32)
  Card-phone                                       Lines      45,034       47,234       38,657    (18.16)
     TOTAL PAYPHONE                                LINES      96,837      106,351       89,898    (15.47)
  Wartel                                           Lines     175,639      196,965      229,675     16.61
     TOTAL PUBLIC PHONE TELKOM DIVISION            LINES     272,476      303,316      319,573      5.36
PUBLIC PHONE - KSO DIVISION:
  Coin-phone                                       Lines      31,639       24,325       18,256    (24.95)
  Card-phone                                       Lines      11,932        9,732        8,301    (14.70)
   TOTAL PAYPHONE                                  LINES      43,571       34,057       26,557    (22.02)
  Wartel                                           Lines      75,304       53,978       57,660      6.82
  TOTAL PUBLIC PHONE KSO DIVISION                  LINES     118,875       88,035       84,217     (4.34)
PUBLIC PHONE (TELKOM & KSO DIVISION)
  Coin-phone                                       Lines      83,442       83,442       69,497    (16.71)
  Card-phone                                       Lines      56,966       56,966       46,958    (17.57)
  TOTAL PAYPHONE                                   LINES     140,408      140,408      116,455    (17.06)
  Wartel/Kiosk/TUT                                 Lines     250,943      250,943      287,340     14.50
  TOTAL PUBLIC PHONE (TELKOM & KSO DIVISION)       LINES     391,351      391,351      403,795      3.18
LINES IN SERVICE
LIS FIXED WIRELINE
  TELKOM Division                                  Lines   4,441,439    5,505,638    5,930,099      7.71
  KSO Division                                     Lines   3,046,654    1,982,455    2,083,137      5.08
  TOTAL LINES IN SERVICE (TELKOM & KSO DIVISION)   LINES   7,488,093    7,488,093    8,013,236      7.01
LIS FIXED WIRELESS
  TELKOM Division                                  Lines                                35,494
  KSO Division                                     Lines                                 5,414
  TOTAL LINES IN SERVICE (TELKOM & KSO DIVISION)   LINES           0            0       40,908
------------------------------------------------------------------------------------------------------------
TOTAL LIS                                          LINES   7,488,093    7,488,093    8,054,144      7.56
------------------------------------------------------------------------------------------------------------

*)

           COLUMN 3a                           COLUMN 3b                           COLUMN 4
   TELKOM DIVISION INCLUDES:           TELKOM DIVISION INCLUDES:          TELKOM DIVISION INCLUDES:
-------------------------------      -----------------------------      -----------------------------
Regional Division-II Jakarta         Regional Division-I Sumatera       Regional Division-I Sumatera
Regional Division-V East Java        Regional Division-II Jakarta       Regional Division-II Jakarta
Regional Division-VI Kalimantan      Regional Division-V East Java      Regional Division-V East Java
                                     Regional Division-VI Kalimantan    Regional Division-VI Kalimantan

         TABLE 4.b: PULSE PRODUCTION FOR THE FIRST HALF YEAR 2002 & 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                     UNIT                      2002 *                      2003         GROWTH (%)
-----------------------------------------------------------------------------------------------------------------------------------
                            1                          2                  3a               3b                4          5=(4-3b)/3b
-----------------------------------------------------------------------------------------------------------------------------------
PULSE PRODUCTION:
SUBSCRIBERS - TELKOM DIVISION:
  Non-PBH Subscribers                               Pulses          15,341,300,938    20,006,359,451   20,187,708,528       0.91
  PBH Subscribers                                   Pulses           1,975,372,881     1,986,753,965    1,925,468,806      -3.08
  TOTAL PULSE PRODUCTION - TELKOM DIVISION          PULSES          17,316,673,819    21,993,113,416   22,113,177,334       0.55
SUBSCRIBERS - KSO DIVISION:
  Non-PBH Subscribers                               Pulses          12,966,114,403     8,301,055,890    8,026,771,035      -3.30
  PBH Subscribers                                   Pulses              73,108,212        61,727,128       53,361,657     -13.55
  TOTAL PULSE PRODUCTION - KSO DIVISION             PULSES          13,039,222,615     8,362,783,018    8,080,132,692      -3.38
SUBSCRIBERS (TELKOM & KSO DIVISION)
  Non-PBH Subscribers                               Pulses          28,307,415,342    28,307,415,342   28,214,479,562      -0.33
  PBH Subscribers                                   Pulses           2,048,481,093     2,048,481,093    1,978,830,463      -3.40
  TOTAL PULSE PRODUCTION - KSO & TELKOM DIVISION    PULSES          30,355,896,435    30,355,896,435   30,193,310,025      -0.54
PUBLIC PHONES - TELKOM DIVISION
  Coin                                              Pulses             213,350,180       250,559,334      212,586,610     -15.16
  Card-phone                                        Pulses              52,421,684        67,187,830       41,860,148     -37.70
  Wartel                                            Pulses           4,408,627,831     5,907,366,013    5,780,363,355      -2.15
  TOTAL PUBLIC PHONE - TELKOM DIVISION              PULSES           4,674,399,695     6,225,113,177    6,034,810,113      -3.06
PUBLIC PHONES - KSO DIVISION
  Coin                                              Pulses             141,653,117       104,443,963       67,672,494     -35.21
  Card-phone                                        Pulses              35,069,041        20,302,895        9,689,368     -52.28
  Wartel                                            Pulses           4,826,320,037     3,327,581,855    2,763,718,066     -16.95
  TOTAL PUBLIC PHONE - KSO DIVISION                 PULSES           5,003,042,195     3,452,328,713    2,841,079,928     -17.71
PUBLIC PHONES - TELKOM & KSO DIVISION
  Coin                                              Pulses             355,003,297       355,003,297      280,259,104     -21.05
  Card-phone                                        Pulses              87,490,725        87,490,725       51,549,516     -41.08
  Wartel                                            Pulses           9,234,947,868     9,234,947,868    8,544,081,421      -7.48
  TOTAL PUBLIC PHONE - TELKOM & KSO DIVISION        PULSES           9,677,441,890     9,677,441,890    8,875,890,041      -8.28
LINES IN SERVICE - PRODUCTION
  TELKOM Division                                   Pulses          21,991,073,515    28,218,226,594   28,147,987,444      -0.25
  KSO Division                                      Pulses          18,042,264,812    11,815,111,733   10,921,212,620      -7.57
  TOTAL LIS'S PULSE PRODUCTION (TELKOM & KSO DIV,)  PULSES          40,033,338,327    40,033,338,327   39,069,200,064      -2.41
PULSES PER AVERAGE SUBSCRIBER LINE
  TELKOM Division                                   Pulses/line              4,233             4,315            4,006      -7.17
  KSO Division                                      Pulses/line              4,528             4,463            4,084      -8.49
  PULSES PER AVRG, SUBSCR, LINE (TELKOM & KSO)      PULSES/LINE              4,355             4,355            4,026      -7.54
PULSES PER AVERAGE LIS
  TELKOM Division                                   Pulses/line              3,976             4,079            3,788      -7.14
  KSO Division                                      Pulses/line              4,350             4,263            3,915      -8.17
  PULSES PER AVERAGE LIS (TELKOM & KSO)             PULSES/LINE              4,128             4,128            3,821     -11.77
-----------------------------------------------------------------------------------------------------------------------------------

*)


           COLUMN 3a                          COLUMN 3b                           COLUMN 4
   TELKOM DIVISION INCLUDES:          TELKOM DIVISION INCLUDES:          TELKOM DIVISION INCLUDES:
-------------------------------     -------------------------------    -------------------------------
Regional Division-II Jakarta        Regional Division-I Sumatera       Regional Division-I Sumatera
Regional Division-V East Java       Regional Division-II Jakarta       Regional Division-II Jakarta
Regional Division-VI Kalimantan     Regional Division-V East Java      Regional Division-V East Java
                                    Regional Division-VI Kalimantan    Regional Division-VI Kalimantan


            TABLE-4.c.: OPERATIONAL RATIO AS AT JUNE 30, 2002 & 2003

----------------------------------------------------------------------------------------------------
                    FIXED-LINE PHONE               UNIT           2002         2003     GROWTH (%)
----------------------------------------------------------------------------------------------------
                            1                       2          3a      3b        4      5=(4-3b)/3b
----------------------------------------------------------------------------------------------------
SUBSCRIBER MIX - TELKOM DIVISION
  Business                                      Percent      20.30    19.44    20.25       4.15
  Residential                                   Percent      79.52    80.35    79.56      -0.99
  Social                                        Percent       0.18     0.21     0.20      -6.95
SUBSCRIBER MIX - KSO DIVISION
  Business                                      Percent      15.59    15.39    16.05       4.27
  Residential                                   Percent      84.00    84.16    83.65      -0.61
  Social                                        Percent       0.41     0.45     0.31     -32.44
SUBSCRIBER MIX - TELKOM & KSO DIVISION
  Business                                      Percent      18.36    18.36    19.15       4.29
  Residential                                   Percent      81.36    81.36    80.63      -0.91
  Social                                        Percent       0.28     0.28     0.23     -18.21
PULSES (LOCAL & DLD), SUBSCRIBER (TELKOM & KSO)
  Local                                         Percent      32.78    32.78    31.95      -2.54
  DLD                                           Percent      67.22    67.22    68.05       1.24
UTILIZATION RATE (LIS/IL)
  TELKOM Division                               Percent      92.20    92.10    92.98       0.96
  KSO Division                                  Percent      90.55    89.94    91.53       1.76
  UTILIZATION RATE (TELKOM & KSO DIVISION)      PERCENT      91.52    91.52    92.60       1.18
OCCUPANCY RATE (TELKOM & KSO DIVISION)
  TELKOM Division                               Percent      86.71    86.83    87.80       1.12
  KSO Division                                  Percent      83.51    81.60    85.40       4.65
TOTAL OCCUPANCY RATE (TELKOM & KSO DIVISION)    PERCENT      85.38    85.38    87.16       2.09
CALL COMPLETION RATE (TELKOM & KSO DIVISION)
  Local                                         Percent      75.07    75.07    75.76       0.92
  Domestic Long Distance                        Percent      65.79    65.79    67.33       2.34
EMPLOYEES
  TELKOM Division                               Persons     17,914   19,232   22,876      18.95
  KSO Division                                  Persons     16,907   15,589    9,550     -38.74
EMPLOYEES (TELKOM & KSO DIVISION)               PERSONS     34,821   34,821   32,426      -6.88
PRODUCTIVITY ( LIS/EMPLOYEES)
  TELKOM Division                               Lines/Empl  247.93   286.27   260.78      -8.91
  KSO Division                                  Lines/Empl  180.20   127.17   218.70      71.97
  PRODUCTIVITY (TELKOM & KSO DIVISION)          LINES/EMPL  215.05   215.05   248.39      15.50
DENSITY ( LIS PER 100 INHABITANTS)
  TELKOM Division                               Percent       4.81     5.96     4.57     -23.31
  KSO Division                                  Percent       3.20     2.08     2.03      -2.39
  DENSITY (TELKOM & KSO DIVISION)               PERCENT       3.39     3.39     3.45       1.80
----------------------------------------------------------------------------------------------------

*)

           Column 3a                           Column 3b                           Column 4
   TELKOM Division includes:           TELKOM Division includes:          TELKOM Division includes:
-------------------------------      -------------------------------    -------------------------------
Regional Division-II Jakarta         Regional Division-I Sumatera       Regional Division-I Sumatera
Regional Division-V East Java        Regional Division-II Jakarta       Regional Division-II Jakarta
Regional Division-VI Kalimantan      Regional Division-V East Java      Regional Division-V East Java
                                     Regional Division-VI Kalimantan    Regional Division-VI Kalimantan

                                     TABLE-5
                       KSO PERFORMANCE AS OF JUNE 30, 2003

---------------------------------------------------------------------------------------------------------------
                                     KSO-I      KSO-III       KSO-IV       KSO-VI        KSO-VII      TOTAL
---------------------------------------------------------------------------------------------------------------
    (million of Rupiah)
Minimum TELKOM Revenue              259,017     207,749       202,140       71,698       126,605      867,209
Distributable TELKOM Revenue        162,407      81,943        89,567       71,862       146,399      552,178
---------------------------------------------------------------------------------------------------------------
               Total                421,424     289,692       291,707      143,560       273,004    1,419,387
---------------------------------------------------------------------------------------------------------------


       TABLE-6 :OPERATIONAL PERFORMANCE REGIONAL DIVISION

----------------------------------------------------------------------------------------------------------
                                      Regional          30-Jun-02                30-Jun-03      Growth (%)
                                      Division
----------------------------------------------------------------------------------------------------------
Exchange capacity (lines)                I                 1,229,126               1,277,434        3.93
                                        II                 3,227,028               3,410,740        5.69
                                        III                  879,072                 882,574        0.40
                                        IV                   770,289                 770,289           -
                                         V                 1,546,611               1,725,822       11.59
                                        VI                   392,257                 423,324        7.92
                                        VII                  801,654                 814,883        1.65
----------------------------------------------------------------------------------------------------------
               Total                                       8,846,037               9,305,066        5.19
----------------------------------------------------------------------------------------------------------
Installed lines
                                         I                 1,160,526               1,230,583        5.74
                                        II                 2,988,581               3,161,762        5.39
                                        III                  712,019                 749,545        3.34
                                        IV                   726,223                 734,144        0.24
                                         V                 1,469,412               1,603,959        6.73
                                        VI                   359,091                 419,394        9.61
                                        VII                  765,939                 798,190         2.8
----------------------------------------------------------------------------------------------------------
               Total                                       8,181,791               8,697,577        6.30
----------------------------------------------------------------------------------------------------------
Subscribers
                                         I                 1,033,359               1,119,482        9.24
                                        II                 2,575,538               2,753,145        6.28
                                        III                  622,094                 667,162        6.31
                                        IV                   602,338                 625,066        4.14
                                         V                 1,286,181               1,397,801        8.52
                                        VI                   315,549                 375,587        7.66
                                        VII                  669,988                 712,106         5.9
----------------------------------------------------------------------------------------------------------
               Total                                       7,105,047               7,650,349        7.67
----------------------------------------------------------------------------------------------------------
Lines in service
                                         I                 1,064,199               1,161,905       10.01
                                        II                 2,730,653               2,914,277        6.38
                                        III                  654,740                 695,519        5.38
                                        IV                   632,624                 655,372        4.07
                                         V                 1,390,312               1,499,653         7.6
                                        VI                   328,779                 389,758        7.59
                                        VII                  695,091                 737,660        5.82
----------------------------------------------------------------------------------------------------------
               Total                                       7,496,398               8,054,144        7.44
----------------------------------------------------------------------------------------------------------
LIS pulse production (pulses)
                                         I             6,227,153,079           6,408,939,018       -0.17
                                        II            13,441,357,051          13,361,847,588       -3.61
                                        III            3,228,019,573           3,166,189,734       -4.36
                                        IV             4,123,580,985           3,419,189,998       -24.2
                                         V             6,103,824,525           6,039,727,959        -2.9
                                        VI             2,445,891,939           2,337,472,880       -5.65
                                        VII            4,463,511,175           4,335,832,888       -4.46
----------------------------------------------------------------------------------------------------------
               Total                                  40,033,338,327          39,069,200,065       -2.41
----------------------------------------------------------------------------------------------------------

                                     TABLE-7
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                                 BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2003
              (In Millions of Rupiah and Thousands of U.S. Dollar)

----------------------------------------------------------------------------------------------------------
ASSETS                                                     2002                  2003               GROWTH
                                                        ----------     ------------------------    -------
                                                            RP.            RP.          US$(1)
----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents(2)                           1,910,170      1,407,454       165,583     -26.3%
  Acct. receivable - net of allow. for doubtful acct.      307,175        223,318        26,273     -27.3%
  Accrued income - net of allow. for doubtful acct.        296,958        339,643        39,958      14.4%
  Inventories - net of allow. for obsolescence              53,570         44,152         5,194     -17.6%
  Prepaid tax and expenses                                  92,904        300,504        35,353     223.5%
  Advances                                                 181,946          7,342           864     -96.0%
  Others                                                    71,320         81,314         9,566      14.0%
  TOTAL CURRENT ASSETS                                   2,914,043      2,403,727       282,791     -17.5%
PROPERTY, PLANT AND EQUIPMENT
  Fixed assets                                           8,231,121     13,825,550     1,626,535      68.0%
  Work in progress                                         381,994        285,524        33,591     -25.3%
  Accumulated depreciation                              (1,817,496)    (3,094,692)     (364,081)     70.3%
  PPE - NET BOOK VALUE                                   6,795,619     11,016,382     1,296,045      62.1%
OTHER ASSETS                                                89,847         44,999         5,294     -49.9%

TOTAL ASSETS                                             9,799,509     13,465,108     1,584,130      37.4%

----------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term loan                                          500,000              -             -    -100.0%
  Accounts payable                                         291,136        311,447        36,641       7.0%
  Accrued liabilities                                      985,336      1,155,201       135,906      17.2%
  Taxes payable                                            241,923        362,396        42,635      49.8%
  Unearned income                                          230,843        415,818        48,920      80.1%
  Dividend payable                                         551,882      1,114,870       131,161     102.0%
  Curr. maturities of obligation under cap. lease              809            599            70     -26.0%
  Other current liabilities                                      -         55,078         6,480       0.0%
  TOTAL CURRENT LIABILITIES                              2,801,929      3,415,409       401,813      21.9%
LONG-TERM LIABILITIES
  Long-term guaranteed notes payable - net               1,305,767      1,239,831       145,862      -5.0%
  ECA loan                                                       -        377,127        44,368       0.0%
  Oblig. under cap.lease - net of current maturities           599              -             -    -100.0%
  TOTAL LONG-TERM LIABILITIES                            1,306,366      1,616,958       190,230      23.8%
DEFERRED TAX LIABILITIES - NET                              30,031        414,420        48,755    1280.0%
EQUITY
  Capital stock - Rp 1,000,000 par value
    Authorized - 650,000 shares
    Issued and fully paid - 182,570 shares                 182,570        182,570        21,479       0.0%
  Additional paid-in capital                             1,504,854      1,504,854       177,042       0.0%
  Retained earnings                                      3,973,759      6,330,897       744,811      59.3%
  TOTAL EQUITY                                           5,661,183      8,018,321       943,332      41.6%

TOTAL LIAB. & STOCKHOLDERS' EQUITY                       9,799,509     13,465,108     1,584,130      37.4%
----------------------------------------------------------------------------------------------------------

Notes:
- 2002 figures have been reclassified to conform with 2003 presentations
- (1) US$1 = Rp.8,500 (middle rate on July 25, 2003, quoted from Reuters).
- (2) Consisting of US$49.5 mln, Euro 18.6 mln and Rp.843 bln for 2003 figure

                                     TABLE-8
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                              STATEMENTS OF INCOME
                 FOR THE SIX MONTHS ENDED JUNE 30 2002 AND 2003
              (IN MILLIONS OF RUPIAH AND THOUSANDS OF U.S. DOLLAR)

-------------------------------------------------------------------------------------------------
                                                   2002                  2003              GROWTH
                                                                ----------------------
                                                    RP.             RP.        US$(1)
-------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Post-paid (kartuHALO)                          1,473,912      1,656,245      194,852      12.4%
  Prepaid (simPATI)                              1,687,843      3,081,584      362,539      82.6%
  International roaming                            205,791        181,527       21,356     -11.8%
  Interconnection revenues (outpayment) - net      (41,831)        87,182       10,257     208.4%
  TOTAL OPERATING REVENUES                       3,325,715      5,006,538      589,004      50.5%

OPERATING EXPENSES
  Personnel                                        116,676        147,311       17,331      26.3%
  Operation & maintenance                          508,842        835,672       98,314      64.2%
  General & administrative                         151,218        162,225       19,085       7.3%
  Marketing & selling                               54,481         71,784        8,445      31.8%
  Rev. dependent & other cost of services          221,905        241,056       28,360       8.6%
  Depreciation and amortization                    424,374        717,557       84,418      69.1%
  TOTAL OPERATING EXPENSES                       1,477,496      2,175,605      255,954      47.2%

EBIT (EARNINGS BEFORE INTEREST & TAXES)          1,848,219      2,830,933      333,051      53.2%
OTHER INCOME/(CHARGES)
  Interest income/(expenses)                       (17,300)       (42,610)      (5,013)    146.3%
  Foreign exchange gain/(loss)                       7,876         24,035        2,828     205.2%
  Others - net                                     (48,899)       (12,431)      (1,462)    -74.6%
  OTHER INCOME/(CHARGES) - NET                     (58,323)       (31,006)      (3,648)    -46.8%

INCOME BEFORE TAX                                1,789,896      2,799,927      329,403      56.4%
PROVISION FOR INCOME TAX                           530,626        855,824      100,685      61.3%
NET INCOME                                       1,259,270      1,944,103      228,718      54.4%

EBITDA                                           2,272,593      3,548,490      417,469      56.1%
EBITDA MARGIN                                           68%            71%          71%      3.0%
-------------------------------------------------------------------------------------------------

                                     TABLE-9
                      PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
                OPERATIONAL INDICATORS AS OF JUNE 30, 2002 & 2003

----------------------------------------------------------------------------------------------------------
                                                 UNIT               2002              2003      GROWTH (%)
----------------------------------------------------------------------------------------------------------
                1                                 2                   3                 4           5
----------------------------------------------------------------------------------------------------------
CUSTOMER BASE
NET ADDITION
  Postpaid (KartuHALO)                     Subscriber               61,391            50,358      -18.0%
  Prepaid (SimPATI)                        Subscriber              887,004         1,652,460       86.3%
  TOTAL                                    SUBSCRIBER              948,395         1,702,818       79.5%
CUSTOMER BASE
  Postpaid                                 Subscriber              926,602           973,363        5.0%
  Prepaid                                  Subscriber            3,273,825         6,740,227      105.9%
  TOTAL                                    SUBSCRIBER            4,200,427         7,713,590       83.6%
ARPU / MONTH
  Postpaid                                 Rp (thousand)               291               305        4.8%
  Prepaid                                  Rp (thousand)               103                93       -9.7%
  BLENDED                                  RP (THOUSAND)               149               123      -17.4%
ARPU NON VOICE / SMS / MONTH
  Postpaid                                 Rp (thousand)                19                27       42.1%
  Prepaid                                  Rp (thousand)                17                22       29.4%
  BLENDED                                  RP (THOUSAND)                17                23       35.3%

NETWORK DATA
BTS/TRX
  Base Transceiver Station (BTS) on air    Unit                      2,554             4,342       70.0%
  Transit Receive Exchange (TRX) on air    Unit                     21,616            35,414       63.8%
CAPACITY
  Home Location Register (HLR)             Subscriber                7,295            12,915       77.0%
  Visitor Location Register (VLR)          Subscriber                4,150            10,338      149.1%
QUALITY OF SERVICE
  Call success ratio                       %                         91.44%            94.74%       3.6%
  Call completion ratio                    %                         98.21%            99.08%       0.9%

EMPLOYEE
  Total Employees                          Persons                   2,500             2,728        9.1%
  Efficiency (subs per employee)           Subscr/employee           1,680             2,827       68.3%
----------------------------------------------------------------------------------------------------------